HORN SILVER MINES, INC.
               701 Clift Building, 10 West Broadway
                    Salt Lake City, Utah 84101


Dear fellow Shareholder:

      Lack of funds and the high cost of mailing has unfortunately limited correspondence with shareholders during the past several years. An excerpt is included in this report that has been extracted from your Company's Form 10-K report filed with the U.S. Securities and Exchange Commission for the year ended December 31, 1995, which outlines the Company's recent business activities.

      It has become necessary for the Company to undertake a reorganization in order to continue progress on its patented mining claims in Beaver County, Utah. Officers and directors of the Company have engaged in negotiations for several years in an effort to secure operating agreements with major mining companies, junior companies and individuals without significant success. During the past six months, however, we have been negotiating with PAB Oil & Mining Inc. ("PAB"), a local mining company which is already familiar with our properties, is adequately financed, and managed by well known and reputable staff.

      In the event the results of the accompanying proxy solicitation are successful, it is my intention to resign as your Company's President, Chief Executive Officer and Treasurer, effective January 1, 1996. Subject to my being re-elected as a director at the December 20, 1996 Shareholders meeting, I will continue to serve at least as a director. I will be 78 years of age in January 1997 and have served as President and Chief Executive Officer since 1984 and as an officer of the Company since 1971.

      The terms of the proposed Option Agreement with PAB in which PAB may purchase up to 75% of the outstanding shares of Company's Common Stock for the sum of $850,000, are described in the accompanying Proxy Statement. For your information, PAB's principal asset is the Buffalo Valley group of unpatented mining claims located in Nevada. PAB's prior operations included gold heap leaching of surface gold ores on these properties by a mining company resulting in approximately $1.0 million in production royalties paid to PAB. These activities were halted due to litigation. PAB has since arranged a lease-purchase agreement with a Canadian mining company which makes annual payments of $200,000 to PAB. The Canadian company has conducted an extensive drilling program on the properties resulting in discovery of more than one million ounces of gold in ore of a grade well above commercial requirements. Only a small proportion of the total 8,500 acres comprising the claim block has been tested.

      The proposed agreement with PAB as outlined in the Proxy Statement was finalized after several months of negotiations. Each of your directors contributed to the final document and they unanimously recommend a favorable vote of the agreement. We ask a prompt return in the accompanying envelope, postage paid.

                                      Yours very truly,


                                      --------------------------
                                      Page P. Blakemore Sr.
                                      Chairman of the Board,
                                      President,   Chief Executive
                                      Officer and Treasurer